SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001 -20
PUBLICLY HELD COMPANY
CVM Registration No.1431 - 1

MINUTES OF THE NINETY-SECOND
EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1. PLACE: Rua Coronel Dulcídio nº 800, city of Curitiba, State of Paraná. 2. DATE AND TIM E: March 1st, 2010, at 2:30 pm . 3. PRESIDING BOARD: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi – Executive Secretary. 4. AGENDA AND RESOLUTIONS: 1. The Board acknowledged the resignation tendered by Mr. Zuudi Sakakihara from the position of Chief Legal Officer for strictly personal reasons. 2. To continue the Executive Board’s functioning, the Board of Directors decided to elect: Mr. PAULO ROBERTO TROMPCZYNSKI as Chief Legal Officer; Mr. ANTONIO RYCHETA ARTEN as Chief Financial and Investor Relations Officer in the place of Mr. Paulo Roberto Trompczynski; and Mr. RUBENS GHILARDI as Chief Administration Officer, in addition to his role as the Chief Executive Officer, in the place of Mr. Antonio Rycheta Arten. 5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman; RUBENS GHILARDI – Executive Secretary; LAURITA COSTA ROSA; LUIZ ANTONIO RODRIGUES ELIAS; MUNIR KARAM; NILTON CAMARGO COSTA; ROGÉRIO DE PAULA QUADROS; OSMAR ALFREDO KOHLER – Chairman of the Fiscal Council. -----------------------------------------

The full text of the Minutes of the 92nd Extraordinary Board of Director’s Meeting was drawn up in the Company’s Book no. 06 registered at the State of Paraná Trade Registry under no. 05/095391-5 on August 08, 2005

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.